UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NETGEAR, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-50350	77-0419172
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3553 North First Street, San Jose, CA	95134
(Address of principal executive offices)	(Zip Code)

Kirsten Daru
(408) 907-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[	X	]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025
[		]	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NETGEAR, Inc. (the “Company”) evaluated its current product families and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2025 is provided as Exhibit 1.01 hereto and also is publicly available at: http://investor.netgear.com/sec.cfm.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2025 is provided as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETGEAR, INC.

	By:	/s/ Kirsten Daru
Kirsten Daru
Chief Legal, Security and Privacy Officer

Dated: May 29, 2026